

August 3, 2011

<u>Via E-mail</u>
Richard D. Fairbank
Chairman of the Board, Chief Executive Officer
and President
Capital One Financial Corporation
1680 Capital One Drive
McLean, VA 22102

> **Re:     Capital One Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 10, 2011**
> **File No. 001-13300**

Dear Mr. Fairbank:

    We have reviewed your July 29, 2011 response letter to our letter dated July 19, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Table 11:  Loan Portfolio Composition, page 51

1.  We note your response to comment seven. Please provide us with your draft in advance of the filing of your Form 10-K for the fiscal year ended December 31, 2011.

Loan Modifications and Restructurings, page 59

2. We note your response to prior comment nine related to the effective interest rate used on your credit card loans for the purpose of measuring impairment at the time of TDR modification. We also note that you do have credit card loan agreements where the interest rate on the credit card loan is automatically increased due to non-payment, late payment or similar events. Please further revise your disclosure to clarify whether the interest rate immediately prior to modification, which is used to measure impairment, is the pre-penalty interest rate (i.e. the original credit card loan interest rate) or the interest rate inclusive of any rate increases due to non-payment, late payment or similar events.

Form 10-Q for the Period Ended March 31, 2011
Interim Consolidated Financial Statements
Note 16—Subsequent Events, page 114

3. We note your response and proposed disclosure to prior comment 14 related to your partnership agreement with Kohl's. Please address the following:

- Tell us the authoritative literature on which you rely that supports your conclusion to include credit losses covered by your Kohl's agreement in your determination of the allowance for loan losses. Specifically in your response tell us how you considered the guidance in ASC 410-30 (SOP 96-1), by analogy.

- Tell us how you report recoveries received under your agreement with Kohl's in your call reports, and tell us the regulatory guidance that supports your policy.

- We note your statement that the Kohl's agreement coverage is on a loan-by-loan basis. Tell us why you believe the loss sharing provision of the partnership agreement with Kohl's is integral to each specific loan, including whether the reimbursement guaranteed by Kohl's would transfer with a loan if the loan were sold or transferred. To this extent, we note that the allowance for credit card loans is typically calculated on a cumulative pooled-loan basis, rather than a loan-by-loan basis. Please clarify in more detail why you believe this loss share agreement applies to each loan individually.

- Tell us whether you believe you have a legal right of offset under the Kohl's agreement that allows you to calculate the allowance for loan losses net of expected reimbursement, and to present the allowance, provision and charge-offs net within your financial statements. Please tell us the guidance you relied on in making your determination.

Richard D. Fairbank
Capital One Financial Corporation
August 3, 2011
Page 3

      You may contact Brittany Ebbertt at (202) 551-3572 or Kevin W. Vaughn, Accounting Branch Chief at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters.  Please contact Eric Envall at (202) 551-3234 or Sebastian Gomez Abero, Special Counsel at (202) 551-3578 with any other questions.

      Sincerely,

      /s/ Sebastian Gomez Abero for

      Suzanne Hayes
      Assistant Director